

February 24, 2025

Patricia Prichep
Chief Financial Officer
CEL-SCI Corporation
8229 Boone Blvd., Suite 802
Vienna, Virginia 22182

> **Re: CEL-SCI Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2024**
> **Filed January 13, 2025**
> **File No. 001-11889**

Dear Patricia Prichep:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2024

Research and Development Expenses, page 54

1. We note the discussion on page 53 of the fluctuations in research and development expenses were due to employee stock compensation, clinical study activities and other costs. Please revise your results of operations discussion in future filings to provide additional quantitative and qualitative disclosures that give more transparency as to the type of research and development expenses incurred (i.e., by nature or type of expense) which should reconcile to total research and development expenses on your Statements of Operations.

Management's Report on Internal Control over Financial Reporting, page 58

2. In future filings, please explicitly state that you concluded your internal control over financial reporting is not effective due to any material weaknesses identified as required by Item 308(a)(3) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gary Newberry at 202-551-3761 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Life Sciences